PLM FINANCIAL SERVICES, INC.
405 Lexington Avenue                                                                                    (212)-682-3344
New York NY 10174                                                                           fax       (619)-299-1370

June 21, 2006

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:  PLM Equipment Growth Fund V, file no. 000-19203
PLM Equipment Growth Fund VI, file no. 000-21806
PLM Equipment Growth & Income Fund VII, file no. 000-26594

Dear Sir:

On behalf of PLM Equipment Growth Fund V, PLM Equipment Growth Fund VI, and PLM Growth & Income Fund VII, (collectively the “Partnerships”), PLM Financial Services, Inc. (the “Company”), the general partner of the Partnerships, offers the following responses in connection with the comment letter from the Commission dated June 7, 2006:

Comment 1) Unless otherwise noted, the comments below apply to each of the following partnerships:

PLM Equipment Growth Fund V
PLM Equipment Growth Fund VI
PLM Equipment Growth & Income Fund VII

Response 1) The Company acknowledges that unless otherwise noted, the comments apply to each of the Partnerships.

Comment 2) In future filings, to the extent applicable, discuss the partnership’s off-balance sheet arrangements, in accordance with Item 303(c) of Regulation S-B, that are reasonably likely to have a material current or future effect on the Company’s financial condition, results of operation or liquidity.

Response 2) The Company has reviewed Item 303(c) of Regulation S-B and concluded that the Partnerships do not currently have any off-balance sheet arrangements. In future filings, the Partnerships will either state that it is has no off balance sheet arrangements that require disclosure under Item 303(c) or, should such arrangements be entered into, all disclosures for such arrangements as required by Item 303(c) of Regulation S-B will be made.

Comment 3) We note that your disclosure controls and procedures are “effective”. However, your disclosure does not provide the correct definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosures controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Response 3) The Company confirms that the Partnerships’ disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Act is recorded, processed, summarized and reported, within the time specified in the Commission’s rules and forms and designed to ensure that information required to be disclosed in the reports that we file or submit under the Act are accumulated and communicated to management, including the principal executive and principal financial officer to allow timely decisions regarding required disclosure.

In future filings, the Partnerships will state the full definition of disclosure controls and procedures.

Comment 4) With respect to your statements of cash flows please explain to us what transactions are reflected in the line item, “distributions from equity investments” within operating activities for each of the years presented and how this line is differentiated from “non-operating distributions from equity investments.”

Response 4) The transactions included in the line item “distributions from equity investments” within operating activities on the statements of cash flows include the distributions to the Partnerships from the equity investments caused by the leasing activities of the equity investments. The Company considers it appropriate to include these within operating activities as the leasing activities of equity investments are identical to the leasing activities of owned equipment that make up the principal business activity of the Partnership.

The “non-operating distribution from equity investments” in the Partnerships 2004 statement of cash flows relate to a one time distribution of capital from a single equity investment. This equity investment was formed in August 2004 by the Partnerships and another affiliated entity to purchase and lease two Boeing 737s to Continental Airlines. The lease with Continental Airlines required that the entity have a minimum net worth of approximately $50.0 million at the time the entity purchased the Boeing 737s and assumed the lease with Continental Airlines. The Partnerships contributed the required capital at the formation of the entity (and this contribution was included in “Investment in equity investments” within investing activities on the 2004 statements of cash flows). As the $50.0 million capital requirement was only required at lease assumption, approximately $43.1 million of the initial capital contribution was returned to the Partnerships shortly after the initial contribution and this was the sole item included in “non-operating distribution from equity investments” in the 2004 statements of cash flows.

In 2005 statements of cash flows, there were no “non-operating distributions from equity investments”.

Additionally, the Company and the Partnerships acknowledges that:

-the Company is responsible for the adequacy and accuracy of the disclosure in the Partnerships’ filings
-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-the Company and the Partnerships may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should the commission require any clarification or additional information, please contact me at the above address or by phone at (619)-299-4133.

Sincerely,

/s/ Richard K Brock
Chief Financial Officer